Pricing Supplement
To underlying supplement No. 1 dated September 29, 2009,
product supplement AE dated September 29, 2009,
prospectus supplement dated September 29, 2009 and
prospectus dated September 29, 2009
Pricing Supplement No. 1510AE Registration Statement No. 333-162195 Dated April 27, 2012; Rule 424(b)(2)
Deutsche Bank AG

Structured Investments	Deutsche Bank $2,266,000 Review Notes Linked to the S&P 500® Index due May 15, 2013
General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not automatically called, investors are protected against a decline of up to 10.00% in the Index from the Initial Index Level to the Ending Index Level but will lose some or all of their investment if the Index has declined by more than 10.00% from the Initial Index Level. The notes do not pay coupons or dividends and investors should be willing to accept this risk of loss of investment in exchange for the opportunity to receive a premium payment if the notes are called.  Any Payment at Maturity or upon an Automatic Call is subject to the credit of the Issuer.

•	The first Review Date, and therefore the earliest date on which an Automatic Call may be initiated, is August 9, 2012†.
•	Senior unsecured obligations of Deutsche Bank AG, London Branch due May 15, 2013†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples of $1,000 in excess thereof.
•	The notes priced on April 27, 2012 (the “Trade Date”) and are expected to settle on May 2, 2012 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100.00% of the Face Amount
Index:	The S&P 500® Index (the “Index”)
Automatic Call:
If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per $1,000 Face Amount of notes that will vary depending on the applicable Review Date and call premium as set forth below under “Payment upon an Automatic Call,” and that will be payable on the applicable Call Settlement Date.

Call Level:	The Call Level for each Review Date is equal to the Initial Index Level.
Payment upon an Automatic Call:
For every $1,000 Face Amount of notes, you will be entitled to receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:

$1,000 + ($1,000 x 2.925%) if called on the first Review Date
$1,000 + ($1,000 x 5.850%) if called on the second Review Date
$1,000 + ($1,000 x 8.775%) if called on the third Review Date
$1,000 + ($1,000 x 11.700%) if called on the final Review Date

Payment at Maturity:
If the notes are not called and the Ending Index Level has declined from the Initial Index Level by an amount equal to or less than the Buffer Amount of 10.00%, you will be entitled to receive $1,000 per $1,000 Face Amount of notes.
If the notes are not called and the Ending Index Level has declined from the Initial Index Level by an amount greater than the Buffer Amount of 10.00%, you will lose 1.1111% of the Face Amount of your notes for every 1.00% that the Ending Index Level has declined from the Initial Index Level in excess of 10.00%, and your payment per $1,000 Face Amount of notes will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 10.00%) x 1.1111]
If the notes are not called and the Index Return is less than -10.00%, you will lose some or all of your investment at maturity.

Buffer Amount:	10.00%
(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$2,266,000.00	$900.00	$2,243,340.00
(1) Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000 Face Amount of notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2) JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.  The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,266,000.00	$259.68

JPMorgan
Placement Agent
April 27, 2012

(Key Terms continued from previous page)
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
If the notes are not called on any of the four Review Dates, the Index Return will be negative.
Initial Index Level:	1,403.36, the Index closing level on the Trade Date
Ending Index Level:	The Index closing level on the final Review Date
Review Dates†:	August 9, 2012 (first Review Date), November 8, 2012 (second Review Date), February 7, 2013 (third Review Date) and May 10, 2013 (final Review Date)
Call Settlement Dates:	The third business day after the applicable Review Date. The Call Settlement Date for the final Review Date will be the Maturity Date.
Maturity Date†:	May 15, 2013
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	2515A1JL6/ US2515A1JL62
†Subject to postponement as described under “Description of Securities – Postponement of Review Dates" in the accompanying product supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the underlying supplement No. 1 dated September 29, 2009, product supplement AE dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Underlying supplement No. 1 dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf

Product supplement AE dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200220/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

All references to “Initial Index Level,” “Ending Index Level” and “Index Return” in this pricing supplement shall be deemed to refer to “Initial Level,” “Ending Level” and “Underlying Return,” respectively, as used in the accompanying product supplement.

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the underlying supplement, product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Hypothetical Examples of Payment upon an Automatic Call or Payment at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date, reflecting the Initial Index Level of 1,403.36. The table below is based on the following assumptions:

•
The call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 2.925%, 5.850%, 8.775% and 11.700%, respectively, regardless of the appreciation of the Index, which may be significant;

•	Payment on any Review Date assumes that each Index closing level on all earlier Review Dates was not greater than or equal to the applicable Review Date’s Call Level.

There will be only one payment on the notes, whether at maturity or upon an Automatic Call. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the corresponding Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Index closing level on each Review Date. Numbers in the table and the examples below have been rounded for ease of analysis.

Index Level at Review Date	Index Level Appreciation/ Depreciation at Review Date	Return at First Review Date*	Return at Second Review Date*	Return at Third Review Date*	Return at Final Review Date*
2,526.05	80.00%	2.925%	5.850%	8.775%	11.700%
2,385.71	70.00%	2.925%	5.850%	8.775%	11.700%
2,245.38	60.00%	2.925%	5.850%	8.775%	11.700%
2,105.04	50.00%	2.925%	5.850%	8.775%	11.700%
1,964.70	40.00%	2.925%	5.850%	8.775%	11.700%
1,824.37	30.00%	2.925%	5.850%	8.775%	11.700%
1,684.03	20.00%	2.925%	5.850%	8.775%	11.700%
1,543.70	10.00%	2.925%	5.850%	8.775%	11.700%
1,403.36	0.00%	2.925%	5.850%	8.775%	11.700%
1,401.96	-0.10%	N/A	N/A	N/A	0.00%
1,333.19	-5.00%	N/A	N/A	N/A	0.00%
1,263.02	-10.00%	N/A	N/A	N/A	0.00%
1,192.86	-15.00%	N/A	N/A	N/A	-5.56%
1,122.69	-20.00%	N/A	N/A	N/A	-11.11%
982.35	-30.00%	N/A	N/A	N/A	-22.22%
842.02	-40.00%	N/A	N/A	N/A	-33.33%
701.68	-50.00%	N/A	N/A	N/A	-44.44%
561.34	-60.00%	N/A	N/A	N/A	-55.56%
421.01	-70.00%	N/A	N/A	N/A	-66.67%
280.67	-80.00%	N/A	N/A	N/A	-77.78%
140.34	-90.00%	N/A	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

*Payable on the corresponding Call Settlement Date.

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Index increases 10.00% from the Initial Index Level of 1,403.36 to an Index closing level of 1,543.70 on the first Review Date. Because the Index closing level on the first Review Date of 1,543.70 is greater than the Call Level of 1,403.36, the notes are automatically called, and the investor receives a single payment of $1,029.25 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 2: The level of the Index changes from the Initial Index Level of 1,403.36 to an Index closing level of 1,333.19 on the first Review Date, 1,401.96 on the second Review Date and 1,543.70 on the third Review Date. Because (a) the Index closing levels of 1,333.19 on the first Review Date and 1,401.96 on the second Review Date were each less than their applicable Call Levels, and (b) the Index closing level on the third Review Date of 1,543.70 was greater than its applicable Call Level, the notes are called on the third Review Date, and the investor receives a single payment of $1,087.75 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 3: The level of the Index changes from the Initial Index Level of 1,403.36 to an Index closing level of 1,192.86 on the first Review Date, 1,263.02 on the second Review Date, 1,333.19 on the third Review Date and returns to the Initial Index Level of 1,403.36 on the final Review Date. Because (a) the Index closing levels of 1,192.86 on the first Review Date, 1,263.02 on the second Review Date and 1,333.19 on the third Review Date were each less than their applicable Call Levels, and (b) the Index closing level on the final Review Date of 1,403.36 was equal to its applicable Call Level, the notes are called on the final Review Date, and the investor receives a single payment of $1,117.00 per $1,000 Face Amount of notes on the corresponding Call Settlement Date.

Example 4: The level of the Index changes from the Initial Index Level of 1,403.36 to an Index closing level of 1,192.86 on the first Review Date, 1,263.02 on the second Review Date, 1,333.19 on the third Review Date and 1,333.19 on the final Review Date. Because (a) the Index closing levels of 1,192.86 on the first Review Date, 1,263.02 on the second Review Date, 1,333.19 on the third Review Date and 1,333.19 on the final Review Date were each less than their applicable Call Levels, the notes are not called, and (b) the Ending Index Level has declined from the Initial Index Level by 5.00%, which is less than the Buffer Amount of 10.00%, the Payment at Maturity is $1,000 per $1,000 Face Amount of notes.

Example 5: The level of the Index changes from the Initial Index Level of 1,403.36 to an Index closing level of 1,192.86 on the first Review Date, 1,263.02 on the second Review Date, 1,333.19 on the third Review Date and 690.00 on the final Review Date. Because (a) the Index closing levels of 1,192.86 on the first Review Date, 1,263.02 on the second Review Date, 1,333.19 on the third Review Date and 690.00 on the final Review Date were each less than their respective Call Levels, the notes are not called, and (b) the Ending Index Level has declined from the Initial Index Level by 50.00%, which is more than the Buffer Amount of 10.00%, the investor will receive a payment that is less than $1,000 for each $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (-50.00% + 10.00%) x 1.1111] = $444.44

Selected Purchase Considerations

•
STEP-UP APPRECIATION POTENTIAL — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 Face Amount of notes of $1,000 plus: (i) 2.925% x $1,000 if called on the first Review Date; (ii) 5.850% x $1,000 if called on the second Review Date; (iii) 8.775% x $1,000 if called on the third Review Date or (iv) 11.700% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an Automatic Call or at maturity, is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is one year, the notes will be called before maturity if the Index closing level is at or above the applicable Call Level on any Review Date, and you will be entitled to receive the applicable payment corresponding to that Review Date on the corresponding Call Settlement Date, as set forth on the cover of this pricing supplement.

•
LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Ending Index Level has declined by 10.00% or less from the Initial Index Level, you will be entitled to receive the full Face Amount of your notes at maturity. If the notes are not called and the Ending Index Level has declined by more than 10.00% from the Initial Index Level, for every 1.00% that the Index has declined by more than 10.00% from the Initial Index Level, you will lose an amount equal to 1.1111% of the Face Amount of your notes.

•
RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the notes, which may be positive, zero or negative, is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500® Index” in the accompanying underlying supplement No. 1 dated September 29, 2009.

•
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated as prepaid financial contracts that are not debt for U.S. federal income tax purposes. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange (including a call), and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year. The Internal Revenue Service (the “IRS”) or a court may not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for review notes.

•
YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT — If the notes are not called and the Ending Index Level has declined by more than 10.00% from the Initial Index Level, you will lose 1.1111% of your Face Amount for every 1.00% decline in the Ending Index Level from the Initial Index Level in excess of the 10.00% Buffer Amount.

•
LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium. Because the Index closing level at various times during the term of the notes could be higher than the Index closing levels on the Review Dates, you may receive a lower payment upon an Automatic Call or at maturity, as the case may be, than you would if you had invested directly in the Index.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity or Payment upon an Automatic Call, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity or Payment upon an Automatic Call owed to you under the terms of the notes.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment upon an Automatic Call or Payment at Maturity described in this pricing

•
supplement is based on the full Face Amount of your notes, the Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time remaining to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the notes.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or the Review Dates could adversely affect the level of the Index and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Index based on the Index closing levels from April 27, 2007 through April 27, 2012. The Index closing level on April 27, 2012 was 1,403.36. We obtained the Index closing levels below from Bloomberg and we have not participated in the preparation of, or verified, such information.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from the sales to accounts other than such fiduciary accounts.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of December 30, 2011, filed as an exhibit to our opinion, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of such counsel dated December 30, 2011, which has been filed on Form 6-K by the Issuer on December 30, 2011.